Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended		Fiscal Year Ended
	March 29, 2019	March 30, 2018	June 29, 2018	June 30, 2017	July 1, 2016	July 3, 2015	June 27, 2014

	(In millions, except ratios)
Earnings:
Income from continuing operations	$684	$494	$702	$628	$611	$287	$440
Plus: Income taxes	127	167	206	261	273	109	202
Fixed charges	$138	129	181	179	188	135	99
Amortization of capitalized interest	—	—	—	—	1	—	—
Less: Interest capitalized during the period	—	—	—	—	—	(2)	(2)
	$949	$790	$1,089	$1,068	$1,073	$529	$739
Fixed Charges:
Interest expense	$130	$124	$170	$172	$183	$130	$94
Plus: Interest capitalized during the period	—	—	—	—	—	2	2
Interest portion of rental expense	8	5	11	7	5	3	3
	$138	$129	$181	$179	$188	$135	$99
Ratio of Earnings to Fixed Charges	6.88	6.12	6.02	5.97	5.71	3.92	7.46